

March 16, 2011

Jeff D. Blake
Senior Counsel
Wells Fargo & Company
301 South College Street
Charlotte, NC 28288-0630

> **Re:** **Wells Fargo Commercial Mortgage Securities, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 18, 2011**
> **File No. 333-172366**

Dear Mr. Blake:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus

General

5. If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

6. We note that you will include "map and pictures" in the prospectus supplements. Please advise as to the nature of the maps and pictures. Please also confirm your understanding that any text accompanying images on the inside front cover pages and outside back cover page of the prospectus should only be used to the extent necessary to explain briefly the visuals in the presentation.

Prospectus Supplement Cover Page

7. Please revise the cover page to remove references to co-managers and co-bookrunners.

Forward-Looking Statements, page xii

8. Please note that the safe harbor for forward-looking statements by its terms does not apply to initial public offerings for the related takedowns. Please remove the reference to the safe harbor or revise to explicitly state that it does not apply to the trusts created thereby.

Summary, page S-1

9. Please confirm that you will describe the material characteristics of the pool of receivables in the related prospectus supplements, including the receivables in the pool where exceptions to underwriting guidelines have been made. Refer to Item 1103 and Item 1111 of Regulation AB.

10. Please summarize the circumstances under which pool assets may be added or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Deal Information / Analytics, page S-28

11. We note the disclosure that certain information regarding the mortgage loans may be available through various third-party services. Please advise as to the nature of the information analysis that you will provide to certificateholders.

Permitted In Future (Secured Financing and Mezzanine), page S-86

12. We note that certain mortgage loans to be included in respective pools allow the borrower to incur additional subordinate or mezzanine debt in the future. Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future. Refer to Item 1121 of Regulation AB.

Additional Related Information, page S-86

13. We note the disclosure that there may be other mortgage loans that you intend to include in the trust fund where direct and indirect equity owners of the related borrower have pledged or are permitted in the future to pledge their respective equity interests to secure financing, or where the related borrower is permitted to incur subordinate debt secured by the related mortgage property. Please tell us the approximate percentage of the assets in asset pool that will consist of such mortgage loans. Please also include a placeholder to confirm that you will provide disclosure in the prospectus supplement regarding such additional mortgage loans.

Method of Distribution, page S-225

14. Please revise the sixth paragraph to clarify that the underwriters "will be" underwriters and the dealers that participate with the underwriters in the distribution of the offered certificates "may be deemed" underwriters under the Securities Act of 1933, as amended.

Base Prospectus

Cover Page

15. We note your disclosure in the second bullet point that the assets in the trust fund may include mortgage-backed securities. Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

Credit Support May Not Cover Losses or Risks Which Could Adversely Affect Payment on Your Certificates, page 25

16. We note your disclosure in the last sentence of the second paragraph on page 25 that credit support may cover more than one series of certificates. Please provide us with your analysis as to why you are not a series trust or delete this disclosure.

Credit Support with Respect to CMBS, page 75

17. In connection with any mortgage-backed securities that may be included in a series, we note disclosure which states that the accompanying prospectus supplement for any series will describe the forms of credit support for the underlying securities "to the extent information is available and deemed material." Information regarding credit support appears to be material to investors. Please revise your disclosure or advise as to why such information may be unavailable and immaterial to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Mark M. Rogers, Esq.
        Joseph Kelly, Esq.
        Sidley Austin LLP
        Via facsimile 212.839.5599